EXHIBIT 12.1

Mondelēz International, Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars, except ratio)

	Years Ended December 31,
	2016	2015	2014	2013	2012

Earnings from continuing operations before income taxes	$1,454	$7,884	$2,554	$2,392	$1,774

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates (1)	–	(56)	(112)	(107)	(106)
Distributed income from less than 50% owned affiliates	75	58	61	66	63
Fixed charges	721	825	965	1,145	2,323
Interest capitalized, net of amortization	(6)	(7)	(3)	(2)	(1)

Earnings available for fixed charges	$2,244	$8,704	$3,465	$3,494	$4,053

Fixed charges:
Interest incurred:
Interest expense (2)	$609	$714	$882	$1,031	$2,206
Capitalized interest	6	7	3	2	3

	615	721	885	1,033	2,209

Portion of rent expense deemed to represent interest factor	106	104	80	112	114

Fixed charges	$721	$825	$965	$1,145	$2,323

Ratio of earnings to fixed charges	3.1	10.6	3.6	3.1	1.7

Notes:

(1)	With the deconsolidation of our global coffee businesses on July 2, 2015, we began to recognize predominantly coffee-related equity method investment earnings outside of pre-tax earnings within earnings from continuing operations after income taxes. Refer to Note 1, Summary of Significant Accounting Policies – Principles of Consolidation.
(2)	Excludes interest related to uncertain tax positions, which is recorded in our tax provision.